Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2014 and 2013
(Expressed in US dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$2,866,115	$3,272,595
Trade and other receivables	5	7,417,143	6,821,155
Inventories		9,710,701	9,566,289
Prepaid expenses and other		376,301	572,038
Current assets		20,370,260	20,232,077
Non-current assets
Property and equipment, net		997,223	1,055,160
Intangible assets, net		6,996,254	7,377,107
Goodwill		4,919,503	5,104,370
Long-term prepaid expenses and other		9,340	9,340
Deferred income tax assets		4,900,000	4,900,000
Non-current assets		17,822,320	18,445,977
Total assets		$38,192,580	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables		$2,200,416	$2,162,196
Accrued liabilities		1,528,125	1,956,998
Provisions		699,662	851,437
Taxes payable		187,165	270,263
Deferred revenue		472,618	586,925
Current liabilities before acquisition loan		5,087,986	5,827,819
Acquisition loan		3,848,542	4,413,296
Current liabilities		8,936,528	10,241,115
Non-current liabilities
Long-term deferred revenue		5,486	10,457
Deferred income tax liabilities		1,888,981	2,002,973
Non-current liabilities		1,894,467	2,013,430
Total liabilities		10,830,995	12,254,545
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(318,255)	(318,255)
Contributed surplus		4,333,875	4,278,843
Accumulated other comprehensive income		(2,609,180)	(1,315,478)
Deficit		(13,895,503)	(16,072,249)
Total shareholders' equity		27,361,585	26,423,509
Total liabilities and shareholders' equity		$38,192,580	$38,678,054

See accompanying notes to the unaudited condensed interim consolidated financial statements.
Approved by the Board and authorized for issue on May 6, 2014

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings
and Comprehensive Income
(Expressed in US Dollars - Unaudited)

		Three months ended March 31
	Notes	2014	2013

Revenue	8	$9,117,705	$8,353,654
Cost of sales	4	5,354,183	4,991,511
Gross profit		3,763,522	3,362,143

Expenses:
Selling and distributing expenses	4	1,303,717	1,589,491
General and administrative expenses	4	859,282	1,029,777
Product development expenses, gross	4	695,437	878,398
Less: Government contributions	4	(386,991)	(625,713)
		2,471,445	2,871,953
Earnings before other expenses		1,292,077	490,190

Loss on disposal of property and equipment		-	8,367
Interest and bank charges		52,615	126,754
Gain on foreign exchange		(867,492)	(48,313)
Earnings before income taxes		2,106,954	403,382

Current income tax expense		-	59,535
Deferred income recovery		(69,792)	(68,652)
Net earnings for the period		$2,176,746	$412,499

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars		(1,293,702)	(376,835)
Total comprehensive income for the period		$883,044	$35,664

Net earnings per share, basic and diluted		$0.04	$0.01

Weighted average number of shares outstanding
Basic		57,674,356	58,036,732
Diluted		57,709,914	58,113,477

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars - Unaudited)

					Accumulated other		Total
			Treasury	Contributed	comprehensive		shareholders'
	Notes	Issued capital	shares	surplus	income	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the period		-	-	-	-	2,176,746	2,176,746
Other comprehensive loss		-	-	-	(1,293,702)	-	(1,293,702)
Total		39,850,648	(318,255)	4,278,843	(2,609,180)	(13,895,503)	27,306,553

Stock-based compensation	6	-	-	55,032	-	-	55,032
As at March 31, 2014		$39,850,648	$(318,255)	$4,333,875	$(2,609,180)	$(13,895,503)	$27,361,585

					Accumulated other		Total
			Treasury	Contributed	comprehensive		shareholders'
		Issued capital	shares	surplus	income	Deficit	equity
As at January 1, 2013		$39,850,648	$(131,474)	$4,041,715	$251,826	$(19,779,153)	$24,233,562
Net loss for the period		-	-	-	-	412,499	412,499
Other comprehensive income		-	-	-	(376,835)	-	(376,835)
Total		39,850,648	(131,474)	4,041,715	(125,009)	(19,366,654)	24,269,226

Stock-based compensation	6	-	-	90,192	-	-	90,192
As at March 31, 2013		$39,850,648	$(131,474)	$4,131,907	$(125,009)	$(19,366,654)	$24,359,418

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars - Unaudited)

		Three months ended March 31
	Notes	2014	2013
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period		$2,176,746	$412,499
Income taxes paid		(80,572)	-
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		319,432	332,334
Foreign exchange gain		(867,492)	(48,313)
Loan acquisition cost amortization		6,786	6,787
Loss on disposal of property and equipment		-	8,367
Current income tax expense		-	59,535
Deferred income tax recovery		(69,792)	(68,652)
Share-based payments	6	55,032	90,192
Accretion of promissory notes		-	31,871
Government contribution	5	(386,991)	(650,887)
Changes in non-cash working capital	9	(1,528,634)	(1,642,964)
Net cash flows used in operating actitivies		(375,485)	(1,469,231)

Investing activities:
Purchase of intangible assets, property and equipment		(110,431)	(36,164)
Proceeds from government contributions for acquisition of property and equipment		26,551	-
Proceeds from sale of property and equipment		-	4,200
Proceeds from sale of subsidiary		-	13,583
Net cash flows used in investing activities		(83,880)	(18,381)

Financing activities:
Repayment of acquisition loan		(480,000)	(750,000)
Proceeds from government contributions	5	456,121	61,094
Payment of promissory note		-	(362,500)
Net cash flows used in financing activities		(23,879)	(1,051,406)

Effect of foreign currency translation on cash and cash equivalents		76,764	(37,132)

Decrease in cash and cash equivalents		(406,480)	(2,576,150)
Cash and cash equivalents, beginning of period		3,272,595	5,053,445
Cash and cash equivalents, end of period		$2,866,115	$2,477,295

Supplemental cash flow and other disclosures (note 9)
See accompanying notes to the unaudited condensed consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

1.	Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Company’s 2013 annual audited consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 have been approved and authorized for issue by the board of directors on May 6, 2014.

These unaudited condensed interim consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

Seasonal fluctuations

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories as they commence installation in the spring and winter seasons. Among our other two segments, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

2.	Significant Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2013.

3.	Significant Management Judgement and Estimation Uncertainty

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the unaudited condensed interim consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in the Company’s last annual audited consolidated financial statements for the year ended December 31, 2013.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

4.	Cost of Sales and Expenses

	Three months ended March 31
	2014	2013
Cost of Sales
Direct cost of sales	$5,333,202	$4,958,468
Depreciation and amortization	20,981	33,043
	$5,354,183	$4,991,511

Selling and distributing expenses
Direct expenses	$1,120,058	$1,411,821
Depreciation and amortization	183,659	194,636
Less: Government contribution (Note 5)	-	(16,966)
	$1,303,717	$1,589,491

General and administrative expenses
Direct expenses	$951,845	$1,040,001
Capitalized to inventory/transfer to cost of sales	(126,357)	(26,397)
Depreciation and amortization	33,794	24,381
Less: Government contribution (Note 5)	-	(8,208)
	$859,282	$1,029,777

Product development expenses, net
Direct expenses	$614,439	$798,124
Depreciation and amortization	80,998	80,274
	$695,437	$878,398
Government contribution (Note 5)	$(386,991)	$(625,713)
	$308,446	$252,685

Supplementary information:
Short-term employee benefits	$2,874,130	$3,011,704

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

a.) Strategic Aerospace & Defense Initiative (“SADI I”)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. Starting in 2013, the Company is obligated to make annual repayments over the defined Repayment Period, with the following terms:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

•	The Repayment Period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

•	Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

As at March 31, 2014, the Company has calculated the SADI I repayment amount as $nil as the 2014 year-to-date gross business revenue as at March 31, 2014 did not meet the criteria for repayment pursuant to the SADI I agreement.

b.) Strategic Aerospace & Defense Initiative (“SADI II”)

On March 28, 2013, the Company entered into an agreement with the Minister through the SADI whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defence, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). The Company is obliged to repay the funding over the SADI II defined Repayment Period.

For the three months ended March 31, 2014, the Company has recorded $386,991 (March 31, 2013 -$625,713) as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income and $26,561 (March 31, 2013 - $11,812) as a reduction to property and equipment costs relating to SADI II. As at March 31, 2014, $242,000 (December 31, 2013 -$343,311) remains in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister) and the amounts actually repaid over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2014, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

6.	Issued Capital

Share Purchase Option Plan

Share purchase options outstanding as at March 31, 2014 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price
		Cdn$
Balance, December 31, 2013	2,070,159	$0.62
Granted	287,160	0.53
Expired	(5,000)	0.68
Forfeited	(57,000)	0.62
Balance, March 31, 2014	2,295,319	$0.65

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2014:

		Options outstanding		Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise prices	options	remaining contractual	average	options	average
Cdn$	outstanding	life(years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $0.49	402,000	2.80	0.48	376,000	0.48
$0.50 to $0.99	1,893,319	2.85	0.64	1,011,200	0.73
	2,295,319	2.84	0.61	1,387,200	0.66

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
	2014	2013
Total compensation - options	$14,992	$71,830

The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2014 and 2013 were:

	Three months ended March 31
	2014	2013
Risk free interest rate	1.33%	1.25%
Expected life	3.1	3.1
Vesting period	2 years	2 years
Expected volatility	50%	52%
Expected dividends	Nil	Nil
Average fair value	Cdn$0.19	Cdn$0.20
Forfeiture rate	18%	18%

A total of 287,160 stock purchase options were granted at an exercise price of Cdn$0.53 and a fair value of Cdn$0.19 during the three months ended March 31, 2014, of which 160,144 stock purchase options were granted to senior management and directors at an average price of Cdn $0.53 and fair value of Cdn $0.19.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

Options vest in 2 years and expire 5 years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Restricted Share Unit (“RSU”) Plan

On February 28, 2014, the Company granted 250,343 RSUs to its employees with a fair value of $0.55 per share, of which 205,788 RSUs were issued to directors and senior management. One third of the RSUs will vest on February 27, 2015, one third on February 26, 2016 and the remaining one third on November 11, 2016.

RSUs outstanding as at December 31, 2013 and March 31, 2014 are as follows:

# of RSUs outstanding
Balance, December 31, 2013	712,175
Granted	250,343
Balance, March 31, 2014	962,518

The Company charged share-based payments of $40,040 (2013 - $18,362) to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus.

7.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
	2014	2013
Numerator
Net earnings from continuing operations	$2,176,746	$412,499
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	57,674,356	58,036,732
Dilution from exercise of stock options	35,558	76,745
Weighted average number of shares outstanding used to compute diluted EPS	57,709,914	58,113,477

Net earnings per share
Basic and diluted	$0.04	$0.01

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options were not included.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

8.	Segmented Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in our annual audited consolidated financial statements for the year ended December 31, 2013.

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
	2014	2013
Sales to external customers
Sinclair Technologies	$5,619,184	$5,576,292
Satellite Solutions	644,825	1,372,862
Microwave Products	2,853,696	1,404,500
	$9,117,705	$8,353,654
Gross Profit
Sinclair Technologies	$2,247,815	$2,419,196
Satellite Solutions	193,574	391,948
Microwave Products	1,322,133	550,999
	$3,763,522	$3,362,143

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies, Satellite Solutions, and Microwave Products) over total consolidated sales, whereas property, equipment, and intangible assets of each segment reflect the carrying value of the assets.

	Sinclair	Satellite	Microwave	Consolidated
As at March 31, 2014
Total assets related to operations	$22,477,057	$2,896,585	$12,818,938	$38,192,580
Property and equipment, net	321,095	124,619	551,509	997,223
Intangible assets, net	6,949,818	8,559	37,877	6,996,254

As at December 31, 2013
Total assets related to operations	$22,800,887	$5,492,025	$10,385,142	$38,678,054
Property and equipment, net	163,976	308,266	582,918	1,055,160
Intangible assets, net	7,325,348	17,904	33,855	7,377,107

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31
	2014	2013
Canada	$1,661,520	$2,091,585
United States	5,171,999	4,816,974
Europe and other	2,284,186	1,445,095
	$9,117,705	$8,353,654

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2014 and 2013
(Expressed in US dollars - Unaudited)

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Customer Concentration:

For the three months ended March 31, 2014 and 2013, one customer and two customers respectively of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue. The one customers represented a total of 11% of total consolidated revenue (three months ended March 31, 2013 – two customers 25%).

9.	Supplemental cash flow and other disclosures

	Three months ended March 31
	2014	2013
Change in non-cash operating working capital:
Trade and other receivables	$(816,447)	$290,794
Inventories	(288,961)	(215,635)
Prepaid expenses and other	159,048	58,189
Accounts payable and accrued liabilities	(304,782)	(1,732,075)
Provisions	(158,214)	10,184
Deferred revenue	(119,278)	(54,421)
	$(1,528,634)	$(1,642,964)
Supplementary information:
Interest paid	$33,132	$109,503

10.	Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager are as follows:

	Three months ended March 31
	2014	2013
Short-term employee benefits	$281,443	$305,092
Share based payments	33,885	27,404
Total	$315,328	$332,496

The amounts disclosed in the above table are the amounts recognized as an expense during the reporting period related to key management personnel.